SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G/A

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")


                        Classic Communications, Inc.
           ------------------------------------------------------
                             (Name of Issuer)

           Class A Voting Common Stock, $0.01 par value per share
           ------------------------------------------------------
                      (Title of Class and Securities)

                                182728-20-4
           ------------------------------------------------------
                               (CUSIP Number)



   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

      (   )  Rule 13d-1(b)

      ( X )  Rule 13d-1(c)

      (   )  Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




   -------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                J. Merritt Belisle
   -------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
   -------------------------------------------------------------------------
      (3)  SEC USE ONLY

   -------------------------------------------------------------------------
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.
   -------------------------------------------------------------------------
                                      (5)  SOLE VOTING POWER
            NUMBER OF                      441,648 (See response to Item 4)
             SHARES                   --------------------------------------
          BENEFICIALLY                (6)  SHARED VOTING POWER
            OWNED BY                          0
              EACH                    --------------------------------------
            REPORTING                 (7)  SOLE DISPOSITIVE POWER
             PERSON                        441,648 (See response to Item 4)
              WITH                    --------------------------------------
                                      (8)  SHARED DISPOSITIVE POWER
                                              0
   -------------------------------------------------------------------------
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                441,648 (See response to Item 4)
   -------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES*                                      (  )

   -------------------------------------------------------------------------
      (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                5.1%  (See response to Item 4)
   -------------------------------------------------------------------------
      (12) TYPE OF REPORTING PERSON*

                IN
   -------------------------------------------------------------------------




      Item 1(a).     Name of Issuer:

                     Classic Communications, Inc.

      Item 1(b).     Address of Issuer's Principal Executive Offices:

                     515 Congress Avenue, Suite 2626
                     Austin, Texas  78701

      Item 2(a).     Name of Person Filing:   J. Merritt Belisle

      Item 2(b).     Address of Principal Business Office or, if None,
                     Residence:
                     c/o  Classic Communications, Inc.
                          515 Congress Avenue, Suite 2626
                          Austin, Texas  78701

      Item 2(c).     Citizenship:   U.S.

      Item 2(d).     Title of Class of Securities:

                     Class A Voting Common Stock, $0.01 par value per share ("Common Stock") (See response to Item 4)

      Item 2(e).     CUSIP Number:

                     182728-20-4

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                     (a) [ ] Broker or dealer registered under Section 15 of the Act;

                     (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                          Act;

                     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

                     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

                     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

                     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

                     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                     (i)  [ ]  Group, in accordance with Rule 13d-
                          1(b)(1)(ii)(H).

      Item 4.        Ownership.

                     (a)  Amount beneficially owned:  441,648

                     The Reporting Person beneficially owns 441,648 shares of Class B common stock, which is convertible to shares of Class A common stock, as follows: 244,862 shares currently held, and 196,786 shares issuable upon exercise of options which will have become vested within 60 days of this filing. The Reporting Person has been granted two options. The first option, in the amount of 279,874 shares, began to vest at the rate of 1/36 per month on August 28, 1999. Further, upon the closing of the Issuer's initial public offering on December 13, 1999, 139,937 additional shares vested. The remaining shares are vesting in equal monthly installments over the remaining 32 months which began on December 28, 1999. The second option, in the amount of 279,874 shares, began to vest at the rate of 1/36 per month upon the closing of the Issuer's initial public offering on December 13, 1999.

                     Class B common stock is entitled to ten votes per share, whereas Class A common stock is entitled to one vote per share.


                     (b)  Percent of class:  5.1%

                     (c)  Number of shares as to which such person has:

                          (i)   Sole power to vote or to direct the vote:
                                441,648

                          (ii)  Shared power to vote or to direct the vote:
                                     0

                          (iii) Sole power to dispose or to direct the
                                disposition of:  441,648

                          (iv) Shared power to dispose or to direct the disposition of: 0

      Item 5.        Ownership of Five Percent or Less of a Class.

                     N/A

      Item 6.        Ownership of More than Five Percent on Behalf of
                     Another Person.

                     N/A

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     N/A

      Item 8.        Identification and Classification of Members of the
                     Group.

                     N/A

      Item 9.        Notice of Dissolution of Group.

                     N/A

      Item 10.       Certification.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      -----------------------------------
                                      February 14, 2000


                                      /s/ J. Merritt Belisle
                                      -----------------------------------
                                      Signature


                                      -----------------------------------
                                      Name:  J. Merritt Belisle
                                      Title: Chief Executive Officer of
                                             Classic Communications, Inc.